FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For the month of September, 2005

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                       Form 20-F  X           Form 40-F
                                -----                   -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                       Yes                    No  X
                          -----                 -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The press release on obtaining of approval on the reconstruction and expansion Project of Xindian Power Plant by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on September 7, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                              HUANENG POWER INTERNATIONAL, INC.



                              By /s/ Huang Long
                                 ---------------------------





                              Name:    Huang Long

                              Title:   Director



Date:    September 7, 2005

                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                  Obtained Approval on the Reconstruction and
                   Expansion Project of Xindian Power Plant


(Beijing, China, September 7, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced that the reconstruction and expansion project of Shandong Huaneng Xindian Power Plant (or Xindian Power Plant Phase III) has been confirmed by and registered with the National Development and Reform Commission recently.

The project comprises the construction of two 300MW domestic critical coal-fired generating units with flue-gas desulphurization facilities being constructed at the same time. After being put into operation, the power plant will need a supply of coal of about 1.5 million tonnes annually, and the coal will be supplied from Shanxi by rail via the power plant's special railway to the power plant. The investment amount (including capitalized interest) of the project, which is calculated according to the pricing level of year 2004, is estimated to be approximately RMB2.47 billion, 20% of which is equity capital to be funded by the Company (95%) and Zibo Municipal Linzi District Public-owned Asset Management Limited Company (5%) respectively, with the remaining portion to be funded by bank loans.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 21,653MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                    Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.               Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                    Tel: (852) 2520 2201
Fax: (8610) 6649 1860                           Fax: (852) 2520 2241
Email: ir@hpi.com.cn